[JANEL LETTERHEAD]

March 21, 2017

Via EDGAR

Jim Allegretto, CPA

Senior Assistant Chief Accountant

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E

Washington, DC 20549

Re:	Janel Corporation (the “Company”)

Form 10-K for Fiscal Year Ended September 30, 2016, filed December 22, 2016

File No. 333-60608

Dear Mr. Allegretto:

I am writing in response to your letter of February 9, 2016 regarding the above file number. Below are responses to the comments raised.

Form 10-K for the Fiscal Year Ended September 30, 2016

Consolidated Balance Sheet, page F-2

1.	We again acknowledge that as currently provided, our preferred stock should have been recorded outside of permanent equity. While we now understand that this determination is not in compliance with ASC 480-10-S99-3A, at the time of issuance we intended the Series C Preferred Stock to be considered equity. When we issued shares of our Series C Preferred Stock, we provided all of the terms to our lender and the lender confirmed that it viewed the Series C Preferred Stock as equity for financial covenant calculation purposes. Accordingly, the Company is not in violation of its financial covenants.

As a result of the Staff’s comment, we approached the holders of our Series C Preferred Stock and they have consented to an amendment of the terms of our Series C Preferred Stock to delete the mandatory redemption right, which we will file with the Secretary of State of Nevada as soon as possible. Once the amendment is filed, the Series C Preferred Stock would be considered permanent equity in accordance with ASC 480-10-S99-3A. We believe that amending our past filings to show the Preferred Stock outside of permanent equity, only to be followed shortly by filings which consider the Preferred Stock as permanent equity, would be confusing and misleading to investors.

We further acknowledge that the dividends paid or accrued on our redeemable preferred stock should be charged against additional paid-in capital. However, the misclassification of this amount has no impact on the results of operations or stockholders’ equity, other than a reclassification between equity accounts. We will correct this classification in future filings.

Jim Allegretto

Division of Corporation Finance

Securities and Exchange Commission

March 21, 2017

Note 2. Acquisitions, page F-10

2.	We acknowledge the Staff’s comment and that the proper disclosure should have been pro forma net income, and not income before income taxes, in accordance with ASC 270-10—S99-1(b)(4). As erroneously presented, we disclosed the following pro forma information:

	(Unaudited)
	Pro Forma Results
	Year ended September 30
	2016	2015

Revenues	$78,217,844	$108,586,742
Income before income taxes	$1,563,460	$2,260,497

Fully diluted earnings per share	$2.50	$3.82

The correct presentation should have been as follows:

	(Unaudited)
	Pro Forma Results
	Year ended September 30
	2016	2015

Revenues	$78,217,844	$108,586,742
Net income	$945,960	$1,367,497

Basic earnings per share	$1.65	$2.28
Fully diluted earnings per share	$1.51	$2.31

Considering this is unaudited pro forma information with no effect on the primary financial statements as presented, we respectfully suggest that any future presentation of this pro forma information be corrected in future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, notwithstanding any review, comments, action or absence of action by the staff.

Jim Allegretto

Division of Corporation Finance

Securities and Exchange Commission

March 21, 2017

Should you require any further information or have additional comments, please contact me at (516) 593-1390 ext. 4008.

Very truly yours,

JANEL CORPORATION

/s/ Carlos Pla
Carlos Pla
Chief Financial Officer

cc:	Brendan J. Killackey

Chief Executive Officer